DRINKER BIDDLE & REATH LLP

ONE LOGAN SQUARE

SUITE 2000

PHILADELPHIA, PA 19103-6996

Telephone: (215) 988-2700

Facsimile: (215) 988-2757

www.drinkerbiddle.com

March 21, 2014

Via Edgar

Monique Botkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Funds Preliminary Proxy Statement (Registration No. 811-08236);
Northern Institutional Funds Preliminary Proxy Statement (Registration No. 811- 03605)

Dear Ms. Botkin:

This letter provides comments received from you on February 27, 2014 in connection with the preliminary Proxy Statements (“Proxy Statements”) filed by Northern Funds (“NF”) and Northern Institutional Funds (“NIF” and together with NF, the “Registrants”) on February 19, 2014 and the Registrants’ responses thereto. Each comment applies to each Registrant’s Proxy Statement unless otherwise indicated. Capitalized terms not otherwise defined have the same meanings as in the NIF and NF Proxy Statements.

1. Comment: On page 3 of the NIF Proxy Statement and pages 4 and 11 of the NF Proxy Statement, in lieu of including the number of Portfolios/Funds overseen by the Trustees in the introductory paragraph to the chart of Nominees, please include the number of Portfolios/Funds in the Nominee chart pursuant to Item 22(b)(4), instruction 6 of Schedule 14A.

    Response: The Registrants have added the number of Portfolios/Funds overseen to each of the Nominee charts as requested.

2. Comment: Please confirm that the values of shares of the Portfolios/Funds owned by the Nominees (as shown on page 13 of the NIF Proxy Statement and page 17-18 of the NF Proxy Statement) were calculated as of December 31, 2013.

    Response: We confirm that the values are as of December 31, 2013.

3. Comment: The number of Audit Committee meetings is missing from page 13 of the NF Proxy Statement.

    Response: The number of Audit Committee meetings is listed on page 19 of the NF Proxy Statement where the reader can find more fulsome disclosure about the activities of the audit committee.

4. Comment: Clarify on page 16 of the NIF Proxy Statement and page 22 of the NF Proxy Statement that the exceptions to NTI’s obligation to reimburse expenses to the Portfolios/Funds is subject to the same exceptions under the Proposed Management Agreement as the Current Agreements.

    Response: The discussion of the expense reimbursements on page 17 has been revised as follows: “The expense exceptions in the expense reimbursement in connection with the Proposed Management Agreement will be substantially the same as are contained in the current expense reimbursement agreements except that the cap will apply to total annual Portfolio operating expenses instead of only to Administration fees and other expenses. The excluded expenses include: acquired fund fees and expenses; each Portfolio’s proportionate share of the increase in compensation paid to each Independent Trustee; expenses related to third party consultants engaged by the Board; membership dues paid to the Investment Company Institute and the Mutual Fund Directors Forum; and extraordinary expenses, such as taxes, interest and indemnification expenses.”

The following sentence has been added to the second and third full paragraphs on page 23 of the NF Proxy Statement: “The expense exceptions to the current and proposed expense agreements are the same, which include: acquired fund fees and expenses; a portion of the compensation paid to each Independent Trustee; expenses related to third party consultants engaged by the Board of Trustees; membership dues paid to the Investment Company Institute and the Mutual Fund Directors Forum; and extraordinary expenses, if any.”

5. Comment: Add to the Proxy Statements the information required by: (i) Item 22(c)(2) (name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser); (ii) Item 22(c)(3) (names and addresses of all parents of the investment adviser and the basis of control of the investment adviser and each parent by its immediate parent); and Item 22(c)(5) (name of each officer or director of the Fund who is an officer, employee, director, general partner or shareholder of the investment adviser).

    Response: The information responsive to Item 22(c)(3) is located on page 20 of the NIF Proxy Statement and page 33 of the NF Proxy Statement. The information responsive to Items 22(c)(2) has been added in Appendix K to the NIF Proxy Statement and Appendix M to the NF Proxy Statement. The information responsive to Item 22(c)(5) is located in the tables and text on pages 11-13 of the NIF Proxy Statement and pages 16-17 of the NF Proxy Statement.

6. Comment: On page 19 of the NIF Proxy Statement, clarify whether the advisory fees paid by any of the Portfolios to NTI in the fiscal year ended November 30, 2013 were subject to waivers.

    Response: The following footnote has been added to the presentation of advisory fees on page 20: “Amounts represent advisory fees net of waivers.” This footnote will be added for the U.S. Government Select Portfolio; Treasury Portfolio, Municipal Portfolio, Prime Obligations Portfolio and Liquid Assets Portfolio.

7. Comment: Consider rewording the proposed investment objective of the Treasury Portfolio on page 22 of the NIF Proxy Statement to clarify what is meant by “related securities.”

    Response: The second sentence of the investment objective has been reworded as follows: “The Portfolio seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing its net assets, under normal market conditions, exclusively in U.S. Treasury securities and related repurchase agreements and other securities that limit their investments in, or are backed by, U.S. Treasury securities.”

8. Comment: Numbers in the pro forma expense tables in Appendix G of the NIF Proxy Statement and Appendix H of the NIF Proxy Statement should be rounded to the nearest hundredth of one percent.

    Response: The numbers have been rounded in each Appendix as requested.

9. Comment: In footnote 3 on page H-47 of the NF Proxy Statement, the expense cap stated as 0.90% should be 1.00%.

    Response: The expense cap has been changed to 1.00%.

10. Comment: On the NF proxy card, change proposal 3 to read as follows: “Approval to Change the Fundamental Investment Objectives for the Fixed Income Fund, Short Bond Fund, Short-Intermediate U.S. Government Fund, International Equity Fund, Large Cap Equity Fund, Large Cap Growth Fund, U.S. Treasury Index Fund, Stock Index Fund, International Equity Index Fund, Small Cap Index Fund and Global Tactical Asset Allocation Fund of Northern Funds to Non-Fundamental, which would permit the Board of Trustees of the Trust instead of shareholders to approve a change in the objective.”

    Response: The change has been made in the wording of the proposal as requested by the Staff.

11. Comment: Provide information responsive to Item 22(a)(3)(v) of Schedule 14A (purchases and sales by a Nominee of securities of the investment adviser or its parents, or subsidiaries of either, since the beginning of the most recently completed fiscal year by any director or any Nominee for election as a director of a fund).

    Response: Instruction 2 to Item 22(a)(3)(v) states that transactions involving securities in an amount not exceeding one percent of the outstanding securities of any class of the investment adviser or any of its parents or subsidiaries may be omitted. It is on this basis that we have excluded disclosure regarding the securities transactions of the only Nominee, Stephen Potter, who had such transactions involving the investment adviser’s public parent during the most recently completed fiscal year.

The foregoing changes are reflected in the definitive Proxy Statements filed on the above date on behalf of NIF and NF. If you have any questions about the foregoing responses, please do not hesitate to call me at (215) 988-1146.

Sincerely,

\s\Diana E. McCarthy
Diana E. McCarthy

cc: Jose Del Real, Northern Trust Investments, Inc.

     Craig Carberry, Northern Trust Investments, Inc.